Exhibit 21.1
Subsidiaries of the Registrant
The following is a list of subsidiaries of The Advisory Board Company.

Name	Jurisdiction of Organization

Advisory Board Investments, Inc.	Delaware
Concuity Limited	Cyprus
ABCO International Holdings, LLC	Delaware
ABCO Advisory Services India Private Limited	India
The Advisory Board (Chile) SpA	Chile
AdBoard International Pte. Ltd.	Singapore
HealthPost, Inc.	Delaware